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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             _____________________


                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             _____________________


                               ZYCON CORPORATION
                           (Name of Subject Company)

                               ZYCON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  989852 10 8
                     (CUSIP Number of Class of Securities)

                                RONALD H. DONATI
                                   PRESIDENT
                               ZYCON CORPORATION
                               445 EL CAMINO REAL
                             SANTA CLARA, CA  95050
                                 (408) 241-9900

                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:

                              TERESA V. PAHL, ESQ.
                         LELAND, PARACHINI, STEINBERG,
                       FLINN, MATZGER AND MELNICK, L.L.P.
                         333 MARKET STREET, 27TH FLOOR
                            SAN FRANCISCO, CA  94105


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         This Amendment No. 1 supplements and amends the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities Exchange Commission (the "Commission") on December 11, 1996, by Zycon Corporation (the "Company") relating to the tender offer by Hadco Acquisition Corp., a Delaware corporation ("Purchaser"), a direct wholly-owned subsidiary of Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all of the outstanding shares of the Company's common stock, par value $.001 per share, at a price of $18.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.



ITEM 8.          ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

         On January 10, 1997, Parent issued a press release announcing that approximately 10.8 million shares representing 97% of the Company's common stock, par value $.001 per share, had been validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight, New York City time, on Thursday, January 9, 1997, all of which were accepted for payment. Parent also announced in such press release that the Merger of Purchaser into the Company had been consummated and as a result of the Merger, the Company is a wholly-owned subsidiary of Parent. A copy of Parent's January 10, 1997 press release is attached hereto as Exhibit 11 and is incorporated herein by reference.

ITEM 9.          MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit 11         Press release issued by Hadco Corporation
                                    dated January 10, 1997.
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       ZYCON CORPORATION
                                                -------------------------------
                                                         (Registrant)


Date:  January 10, 1997                    By:    /s/ Ronald H. Donati
                                                -------------------------------
                                                Ronald H. Donati,
                                                President and Chief Executive
                                                Officer





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